Morgan Stanley Tangible Asset  Fund L.P.

August 1998
Monthly Report

Morgan Stanley Tangible Asset Fund L.P.
Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded. Also provided is the inception-to-date return for the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

     Year           Return
     1998 (8 months)                     -27.7%

Inception-to-Date Return:                     -27.7%

Demeter Management Corporation
Two World Trade Center, 62nd Floor
New York, NY  10048
Telephone (212) 392-8899

Morgan Stanley Tangible Asset Fund L.P.
Monthly Report
August 1998

Dear Limited Partner:

This report summarizes the performance and trading activity for the Morgan Stanley Tangible Asset Fund L.P. during
August. The Net Asset Value per Unit as of August 31, 1998 was $7.23, down 7.90% for the month.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two
World Trade Center, 62nd Floor, New York, NY 10048, or your
Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Mark J. Hawley
President
Demeter Management Corporation
General Partner

Morgan Stanley Tangible Asset Fund L.P.
Monthly Report of the Trading Manager
August 1998


Commodities markets continued to move broadly lower during the month, with the Commodity Research Bureau Index ("CRB") falling to over a twenty year low and the spot Goldman Sachs Company Index ("GSCI") establishing an over twenty-five year low. This extended broad-based decline in commodities prices has continued to prove to be a difficult environment for the Morgan Stanley Tangible Asset Fund L.P. ("MSTAF").

Each of the six commodity sectors saw individual components decline significantly during August, as concern over the economic situation in Russia translated into wide-spread pessimism in global markets. The energy sector experienced a broad-based decline, with both crude oil and natural gas futures falling in price by 8%. Grain markets also moved lower across the board, led by a decline in corn prices of over 13%. Silver futures paced the broad-based precious metal selling, falling in price by over 15%. In livestock, lean hog futures fell by over 12%, while in base metals, copper and zinc prices fell by over 6%. In the soft commodity sector, cocoa, cotton and orange juice futures all advanced modestly, but their gains were far outweighed by the 13% decline in the price of sugar futures.

While the commodity indices have established over twenty and twenty-five year lows, individual commodity markets have not, for the most part, established such a long-term low. Individual commodity markets have, however, traded down to levels not frequently seen over the past decade and a half. Interestingly, many of these commodities have repeatedly fallen to price levels near their recent lows and rebounded strongly from that point. We believe this illustrates the economics of commodities production, where at low prices producers, mindful of their marginal cost of production, take the necessary steps to curtail output, putting upward pressure on prices.

We believe the current economic situation in the commodities markets is likely to provide a limited downside to prices. From a historical perspective, we believe these price levels offer the opportunity for a meaningful rebound in price and that commodities will continue to provide the long-term risk/return profile and portfolio diversification benefits that they historically have provided.


Morgan Stanley Commodities Management Inc.

Note: Investors are cautioned that past results are not necessarily indicative of futures results.

Morgan Stanley Tangible Asset Fund L.P.
Statement of Operations
For the Month Ended August 31, 1998
(Unaudited)
                                     Percent of July 31,
1998
                         Amount      Net Asset Value
                         $           %
REVENUES
Trading Profit (Loss):
  Realized               (2,478,325)  (7.71)
  Net change in unrealized                 25,366     .08

  Total Trading Results  (2,452,959)  (7.63)
Interest Income (MS & Co.)               106,951      .33

  Total Revenues         (2,346,008)  (7.30)

EXPENSES
Brokerage fee (MS & Co. and MSIL)          97,733     .30
Management fee (MSCM)          66,941                 .21
Service fee (Demeter)          26,776                 .09

  Total Expenses             191,450     .60

NET LOSS                 (2,537,458)  (7.90)

Statement of Changes in Net Asset Value
For the Month Ended August 31, 1998
(Unaudited)
Percent of
July 31, 1998
                         Amount      Per Unit
Net Asset Value
                         $           $
$
Net Asset Value,
July 31, 1998
(4,092,713.852 Units)    32,131,454  7.85
100.00

Net Loss                  (2,537,458)             (.62)
(7.90)

Subscriptions
(62,841.469 Units)            454,344             7.23
1.41

Redemptions
(144,108.580 Units)       (1,041,905)             7.23
(3.24)

Net Asset Value,
August 31, 1998
(4,011,446.741 Units)    29,006,435  7.23
90.27




The accompanying notes are an integral part of these financial statements.

Morgan Stanley Tangible Asset Fund L.P.
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Tangible Asset Fund L.P. (the "Partnership") is a limited partnership organized to engage primarily in speculative trading of futures contracts in metals, energy and agricultural market, (collectively, "futures interests"). The general partner is Demeter Management Corporation ("Demeter"). The commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"), (collectively, the "Commodity Brokers"). The trading advisor is Morgan Stanley Commodities Management, Inc. ("MSCM"). MSCM, the Commodity Brokers and Demeter are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.("MSDW").

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - MS & Co. credits the Partnership at each month-end with interest income as if 80% of the Partnership's average daily "Net Assets", as defined in the Limited Partnership Agreement, for the month were invested at a rate based on U.S. Treasury bills. For the purpose of such interest payments, Net Assets does not include monies due to the Partnership on or with respect to futures interests but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs -
Brokerage fees are accrued at a monthly rate of 1/12 of 3.65% of the Net Assets, as defined, as of the first day of each month (a 3.65% annual rate). Such fees are for all costs of executing trades by the Partnership, including floor brokerage fees, exchange fees, clearing house fees, NFA fees, "give-ups" or transfer fees and any costs associated with taking delivery of commodities.

Service Fee - The Partnership pays Demeter a monthly service fee equal to 1/12 of 1% per month (a 1% annual rate) of the Partnership's Net Assets as of the first day of each month.

Operating Expenses - The Partnership incurs monthly management fees and may incur incentive fees as described in
Note 2.  All administrative expenses are borne by Demeter.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of the Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Offering of Units - The Partnership, Demeter, MSCM and Dean
Witter Reynolds, Inc. ("DWR") have agreed to extend the Offering Period for those Units already registered with the SEC but still unsold, until no later than October 16, 1998.
The remaining unsold Units are being offered to the public at a price equal

Morgan Stanley Tangible Asset Fund L.P.
Notes to Financial Statements-(Continued)




to 100% of the Net Asset Value as of the close of business on the last day of the month, immediately preceding the closing currently scheduled to be held on September 1, 1998 and October 1, 1998.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit effective as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the last day of the eleventh month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the eleventh month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value per Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. Limited Partners who obtained their Units via an exchange from another DWR-sponsored commodity pool are not subject to the six month holding period or the redemption charges.

Dissolution of the Partnership - The Partnership will terminate on December 31, 2027 or at an earlier date if certain conditions occur as defined in the Partnership's
Limited Partnership Agreement.

2.  Related Party Transactions

The Partnership pays brokerage commissions to the Commodity Brokers and a service fee to Demeter as described in Note 1. The Partnership's cash is on deposit with MS & Co. and MSIL in commodity trading accounts to meet margin requirements as needed. MS & Co. pays interest on these funds as described in Note 1.

Compensation to the Trading Advisor by the Partnership consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/24 of 1% of the Net Assets on the first day of each month (a 2.5% annual rate).

Incentive Fee - The Partnership will pay an annual incentive fee equal to 20% of the "Trading Profits" as defined as of the end of each calendar year. Such incentive fee is accrued in each month in which "Trading Profits" occur. In those months in which "Trading Profits" are negative, previous accruals, if any, during the incentive period will be reduced. Any accrued incentive fees with respect to Units redeemed at the end of a month that is not the end of a calendar year will be deducted and paid to the Trading Advisor at the time of such redemption.